UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018 AND 2017

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	4
Notes to Financial Statements	5 - 13
Supplemental Schedule:

Schedule H - Part IV, Line 4(i) - Schedule of Assets Held as of December 31, 2018	14 - 21

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
Chevron Employee Savings Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chevron Employee Savings Investment Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan 's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan's auditor since 2007.

Alameda, California
June 24, 2019

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017
(thousands of dollars)

	2018	2017

Assets

Investments - at fair value:
Chevron Corporation common stock	$6,391,667	$7,953,209
Registered investment companies	4,613,893	5,023,427
Fidelity BrokerageLink	253,655	—
Vanguard Brokerage Option	—	261,412
Collective investment funds	5,130,231	6,261,954
Separate Account	435,223	301,546
Total investments	16,824,669	19,801,548

Notes receivable from participants	113,659	136,977
Due from broker for securities sold	549	—

Total assets	16,938,877	19,938,525

Liabilities	—	—

Net assets available for benefits	$16,938,877	$19,938,525
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018
(thousands of dollars)

Additions

Contributions:
Employer contributions	$269,216
Participant contributions	333,565
Participant rollovers	167,585
Total contributions	770,366

Investment income (loss)
Net depreciation in fair value of investments	(1,783,332)
Dividends	480,631
Interest	15,877
Total investment loss	(1,286,824)

Interest on notes receivable from participants	3,609

Total additions - net	(512,849)

Deductions

Distribution to participants	2,484,008
Administrative fees	2,791

Total deductions	2,486,799

Net decrease	(2,999,648)

Net assets available for benefits:
Beginning of year	19,938,525

End of year	$16,938,877
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan), provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. The Corporation has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2018, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $18,500 for participants under age 50, and $24,500 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay on the first 1 percent of the participant’s basic contribution to the Plan or 8 percent of regular pay on the first 2 percent of the participant’s basic contribution to the Plan. Both participant and Company match contributions to the Plan ceased when a participant reached regular pay of $275,000 for the year 2018.

The Company matching contribution is made in cash and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution, or reinvest the dividends into their Chevron Stock account.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - Description of the Plan (Continued)

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

Participant Accounts. Contributions are invested in funds within a number of Plan investments. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Effective January 1, 2018, Fidelity Management Trust Company and Fidelity Workplace Services, LLC became the trustee and the recordkeeper, respectively (collectively referred herein as Fidelity). Vanguard Fiduciary Trust Company and Vanguard Group Inc. (collectively referred herein as Vanguard) were the trustee and recordkeeper, respectively, prior to January 1, 2018. Fidelity also performs the custodial and administrator functions for the Dodge & Cox Income Separate Account (Separate Account). State Street Bank and Trust Company performed custodial and administrator functions prior to January 1, 2018. The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total vested account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in The Wall Street Journal on the last Wednesday of the preceding month. Interest rates charged during 2018 and 2017 ranged from 2.23% to 9.50%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $113,659,420 and $136,976,666 as of December 31, 2018 and 2017, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or Interest Credit Account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee and administrative costs are being reimbursed to the Corporation by the Plan.

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. Effective January 1, 2018, the valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service (Vanguard Brokerage Service for the underlying securities in Vanguard Brokerage Option prior to January1, 2018) daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•	Common and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

•	Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

•	Corporate bonds are valued at the closing price reported in the active market in which the bond is traded.

•
Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Mortgages are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.

•	U.S. government securities are valued at the closing price reported in the active market in which the individual security is traded.

•	Asset-backed securities are priced based on a compilation of primarily observable market information.

•	Cash equivalents are valued at cost, which approximates fair value.

•	Investments in Fidelity BrokerageLink effective January 1, 2018 (Vanguard Brokerage Option prior to January 1, 2018) hold shares of registered investment companies.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value (in thousands) as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Common stocks	$6,391,667	$—	$—	$6,391,667
Registered investment companies	4,613,893	—	—	4,613,893
Fidelity BrokerageLink	253,655	—	—	253,655
Collective investment funds	—	5,130,231	—	5,130,231
Separate Account:
Preferred stock	—	4,277	—	4,277
Corporate bonds	—	177,500	—	177,500
Mortgages	—	156,534	—	156,534
U.S. government securities	—	66,079	—	66,079
Asset-backed securities	—	22,559	—	22,559
Cash equivalents	—	6,340	—	6,340
Receivables	—	3,783	—	3,783
Liabilities	—	(1,849)	—	(1,849)
	—	435,223	—	435,223

Total investments, at fair value	$11,259,215	$5,565,454	$—	$16,824,669

	Investments at Fair Value (in thousands) as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Common stocks	$7,953,209	$—	$—	$7,953,209
Registered investment companies	5,023,427	—	—	5,023,427
Vanguard Brokerage Option	261,412	—	—	261,412
Collective investment funds	—	6,261,954	—	6,261,954
Separate Account:
Preferred stock	—	2,953	—	2,953
Corporate bonds	—	112,981	—	112,981
Mortgages	—	107,172	—	107,172
U.S. government securities	—	65,969	—	65,969
Asset-backed securities	—	429	—	429
Cash equivalents	—	10,060	—	10,060
Receivables	—	2,193	—	2,193
Liabilities	—	(211)	—	(211)
	—	301,546	—	301,546

Total investments, at fair value	$13,238,048	$6,563,500	$—	$19,801,548

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 4 - Investments

At December 31, 2018 and 2017, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Total Stock Market Index Trust	Growth and Income Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock
Vanguard Small Cap Index Fund	Small Cap Value Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
Vanguard Total World Stock Index Fund	Global Stock
SSgA US Inflation Protected Bond Index Fund	Fixed Income

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement 2010 Trust Select ***	Balanced
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2015 Trust Plus	Balanced
Vanguard Target Retirement 2020 Trust Plus	Balanced
Vanguard Target Retirement 2025 Trust Plus	Balanced
Vanguard Target Retirement 2030 Trust Plus	Balanced
Vanguard Target Retirement 2035 Trust Plus	Balanced
Vanguard Target Retirement 2040 Trust Plus	Balanced
Vanguard Target Retirement 2045 Trust Plus	Balanced
Vanguard Target Retirement 2050 Trust Plus	Balanced
Vanguard Target Retirement 2055 Trust Plus	Balanced
Vanguard Target Retirement 2060 Trust Plus	Balanced
Vanguard Target Retirement 2065 Trust Plus	Balanced

*** Merged into Vanguard Target Retirement Income Trust Select effective June 30, 2018

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 4 - Investments (Continued)

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard Windsor II Fund	Large-Cap Value Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
American Funds EuroPacific Growth Fund	International Stock

Fidelity BrokerageLink

Effective January 1, 2018 through the Fidelity Brokerage Services, LLC (previously for Vanguard Brokerage Option through Vanguard Group Inc. prior to January 1, 2018), a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is a no annual fee charged to participants who use this option. Within each fund offered in the Fidelity Brokerage Link, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Certain Plan investments consist of Separate Account managed by Fidelity effective January 1, 2018 (Vanguard prior to January 1, 2018) and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper effective January 1, 2018 (Vanguard prior to January 1, 2018), and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions.

NOTE 8 - Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•
On February 17, 2016, six participants of the Plan filed a class action complaint against the Corporation and the ESIP Investment Committee (collectively “Chevron”) alleging fiduciary breaches under the Employee Retirement Income Security Act. The plaintiffs sought to recover for the Plan losses allegedly incurred as a result of purportedly excessive administrative and investment fees and imprudent investment options. Chevron denied the plaintiffs’ allegations and filed a motion to dismiss the complaint. The complaint was dismissed with prejudice by the trial court. The plaintiffs appealed to the Ninth Circuit Court of Appeals and the Ninth Circuit affirmed the dismissal. On April 3, 2019, the Plaintiffs filed a petition for certiorari with the Supreme Court. On May 28, 2019, the Supreme Court denied Plaintiffs’ petition for writ of certiorari. The amount at issue, if any, has yet to be determined with certainty.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	58,752,025	$6,391,667

	TOTAL COMMON STOCK			6,391,667

	REGISTERED INVESTMENT COMPANIES
*	VANGUARD PRIMECAP FUND		10,282,516	1,243,670
*	VANGUARD FEDERAL MONEY MARKET FUND		1,001,168,543	1,001,169
*	VANGUARD DEVELOPED MARKETS INDEX FUND		26,306,479	492,457
*	VANGUARD WINDSOR II FUND		11,416,710	630,202
*	VANGUARD SHORT-TERM BOND INDEX FUND		22,284,030	229,748
*	VANGUARD SMALL CAP INDEX FUND		1,599,935	291,972
*	VANGUARD REIT INDEX FUND		5,275,197	86,302
*	VANGUARD EMERGING MARKET STOCK INDEX FUND		2,019,281	162,209
*	VANGUARD WORLD STOCK INDEX FUND		821,909	109,832
*	AMERICAN FUNDS EUROPACIFIC GROWTH FUND		8,142,504	366,332

	TOTAL REGISTERED INVESTMENT COMPANIES			4,613,893

*	VANGUARD BROKERAGE OPTION			253,655

	COLLECTIVE INVESTMENT FUNDS
*	VANGUARD INSTITUTIONAL 500 INDEX TRUST		12,708,339	1,674,959
*	VANGUARD INSTITUTIONAL TOTAL BOND MARKET INDEX TRUST		8,065,232	812,411
*	VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		6,554,704	841,493
*	VANGUARD INSTITUTIONAL TOTAL STOCK MARKET INDEX TRUST		4,447,918	584,234
*	VANGUARD TARGET DATE RETIREMENT TRUST SELECT		1,763,461	58,582
*	VANGUARD TARGET DATE RETIREMENT TRUST 2015 SELECT		2,673,290	89,983
*	VANGUARD TARGET DATE RETIREMENT TRUST 2020 SELECT		7,482,841	254,716
*	VANGUARD TARGET DATE RETIREMENT TRUST 2025 SELECT		6,911,374	236,645
*	VANGUARD TARGET DATE RETIREMENT TRUST 2030 SELECT		3,914,877	134,476
*	VANGUARD TARGET DATE RETIREMENT TRUST 2035 SELECT		3,018,231	104,038
*	VANGUARD TARGET DATE RETIREMENT TRUST 2040 SELECT		2,540,716	87,731
*	VANGUARD TARGET DATE RETIREMENT TRUST 2045 SELECT		2,499,649	86,363
*	VANGUARD TARGET DATE RETIREMENT TRUST 2050 SELECT		1,623,702	56,083
*	VANGUARD TARGET DATE RETIREMENT TRUST 2055 SELECT		711,642	24,566
*	VANGUARD TARGET DATE RETIREMENT TRUST 2060 SELECT		399,087	13,784
*	VANGUARD TARGET DATE RETIREMENT TRUST 2065 SELECT		145,489	3,020
*	SSGA INFLATION PROTECTED BOND FUND		4,947,011	67,147

	TOTAL COLLECTIVE INVESTMENT FUNDS			5,130,231

	SEPARATE ACCOUNT
	PREFERRED STOCK
	CITIGROUP	CAPITAL XIII PREFERRED STOCK	161,450	4,277

	CORPORATE BONDS
	21ST CENTY FOX AMER INC	6.150% 03/01/2037	379,796	356
	21ST CENTY FOX AMER INC	6.200% 12/15/2034	90,394	85
	21ST CENTY FOX AMER INC	6.400% 12/15/2035	378,752	356
	21ST CENTY FOX AMER INC	6.650% 11/15/2037	1,028,404	1,028
	AT&T INC	4.500% 03/09/2048	3,422,690	3,190
	AT&T INC	4.750% 05/15/2046	464,572	423
	AT&T INC	5.350% 09/01/2040	590,964	545
	AT&T INC	5.650% 02/15/2047	519,847	475
	AT&T INC	8.750% 11/15/2031	1,138,903	1,088
	BA CR CARD	TR 2.700% 07/17/2023	1,715,763	1,710
	BANK AMER FDG CORP	4.200% 08/26/2024	421,228	397
	BANK AMER FDG CORP	4.250% 10/22/2026	2,071,446	1,971

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

BANK OF AMERICA CORP	3.004% VAR 12/20/2023	3,413,368	$3,330
BANKONE	8.750% 09/01/2030	661,818	589
BARCLAYS	PLC (UNGTD) 4.375% 09/11/2024	1,101,498	1,015
BARCLAYS	PLC (UNGTD) 4.836% 05/09/2028	1,130,033	1,032
BAYER US	3.875% 12/15/2023 144A	647,881	638
BAYER US	4.375% 12/15/2028 144A	1,521,653	1,457
BAYER US	FIN 4.250% 12/2025 144A	698,677	682
BNP PARIBAS	4.250% 10/15/2024	2,982,396	2,793
BNP PARIBAS	4.375% 05/12/2026 144A	2,027,496	1,926
BNP PARIBAS	4.375% 09/28/2025 144A	705,316	656
BNP PARIBAS/US MTN SR PRG LLC	4.625% 03/13/2027 14	1,348,956	1,287
BNSF RAILWAY CO	5.996% 04/01/2024	338,263	328
BNSF RAILWAY CO	06-2 5.629% 04/01/2024	154,147	152
BNSF RAILWAY CO	3.442% 06/2028 144A	1,274,644	1,274
BOSTON PPTYS LTD MTN	4.125% 05/2021	998,123	968
BOSTON PPTYS LTD PARTNERSHIP	3.650% 02/01/2026	1,392,916	1,356
BOSTON PRP LTD	5.625% 11/15/2020	589,439	565
BURLINGTON NO	99-2 7.570% 01/02/2021	28,803	28
BURLINGTON NO	SF 5.720% 01/15/2024	121,684	120
BURLINGTON NO	3.050% 09/01/2022	586,306	571
BURLINGTON NO	3.850% 09/01/2023	502,172	488
CAPITAL ONE FINANCIAL CORP	3.500% 06/2023 WI	1,399,093	1,350
CAPITAL ONE FINANCIAL CORP	4.200% 10/29/2025	1,147,388	1,111
CEMEX FIN LLC	6.000% 04/01/2024 144A	1,552,438	1,466
CEMEX SAB DE CV	6.125% 05/05/2025 144A	2,997,400	2,755
CHARTER COMM OPER LLC/CAP CORP	4.908% 07/23/2025	744,230	696
CHARTER COMM OPER LLC/CAP CORP	5.375% 05/01/2047	897,181	794
CHARTER COMM OPER LLC/CAP CORP	6.484% 10/23/2045	5,798,058	5,372
CIGNA CORP	7.650% 03/01/2023	326,279	311
CIGNA CORP	7.875% 05/15/2027	315,739	288
CITIBANK CR CARD ISSUANCE	TR 2017-A3 A3 1.920% 04/0	1,799,762	1,807
COMCAST CORP	4.000% 10/15/2025	422,569	430
COMCAST CORP	NEW 3.969% 11/01/2047	1,105,088	1,119
COX COMM	3.350% 09/15/2026 144A	2,995,620	2,908
COX COMMUN	3.500% 08/15/2027 144A	1,479,527	1,384
COX COMMUNICT INC	3.850% 02/01/2025	1,432,625	1,380
CRH AMER INC	3.875% 05/18/2025 144A	2,276,082	2,139
CSX TRANS	9.750% 06/15/2020	116,837	109
CSX TRANSN INC	6.251% 01/15/2023	130,538	124
CVS HEALTH CORP	3.700% 03/09/2023	1,412,232	1,410
CVS HEALTH CORP	4.100% 03/25/2025	445,595	446
CVS HEALTH CORP	4.300% 03/25/2028	1,013,024	1,004
CVS HEALTH CORP	4.780% 03/25/2038	514,574	504
DIAMOND 1 FINANCE CORP	DIAMOND 2 FINANCE CORP	1,512,895	1,425
DILLARD DEP	7.750% 05/15/2027	144,194	135
DILLARD DEP	7.750% 07/15/2026	239,506	226
DILLARDS INC	7.000% 12/01/2028	308,349	288
DOMINION ENERGY INC	2.579% 07/01/2020	325,136	320
DOMINION RESOURCE INC	5.750% VAR 10/01/2054	2,219,438	2,072
DOMINION RESOURCE INC	VA NEW STEP 04/01/2021	416,260	403
DOW CHEMICAL	7.375% 11/01/2029	640,134	586
DOW CHEMICAL	9.400% 05/01/2039	2,851,761	2,461
ELANCO ANIMAL HEALTH INC	3.912% 08/27/2021 144A	250,000	252
ELANCO ANIMAL HEALTH INC	4.272% 08/28/2023 144A	250,000	250
ELANCO ANIMAL HEALTH INC	4.900% 08/28/2028 144A	580,142	585
ENEL FIN INTL	6.000% 10/07/2039 144A	1,688,665	1,389
ENEL FIN INTL	6.800% 09/15/2037 144A	1,738,470	1,397
ERP OPER LP	3.000% 04/15/2023	632,350	615
ERP OPERAT LP	2.850% 11/01/2026	825,423	823

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

ERP OPERAT LP	4.625% 12/15/2021	774,439	$748
FED EXPRESS	98-1A 6.72 07/15/2023	108,674	105
FORD MTR CR	3.813% 10/12/2021	900,000	874
FORD MTR CR CO	2.681% 01/09/2020	651,568	639
FORD MTR CR CO	4.140% 02/15/2023	1,033,085	998
FORD MTR CR LLC	4.375% 08/06/2023	431,447	426
FORD MTR CR LLC	5.875% 08/02/2021	3,586,091	3,384
FORD MTR CR LLC	8.125% 01/15/2020	332,316	311
GSBA	5.780% 12/01/2021	7,784	8
HALFMOON PARENT INC	3.750% 07/15/2023 144A	2,246,834	2,242
HALFMOON PARENT INC	4.125% 11/15/2025 144A	424,647	425
HALFMOON PARENT INC	4.375% 10/15/2028 144A	973,703	981
HSBC HOLDINGS	PLC 2.650% 01/05/2022	923,600	922
HSBC HOLDINGS	PLC 3.600% 05/25/2023	1,247,192	1,268
HSBC HOLDINGS	PLC 4.300% 03/08/2026	425,272	395
HSBC HOLDINGS	PLC 5.100% 04/05/2021	553,331	533
HSBC HOLDINGS	PLC 6.500% 05/02/2036	2,035,920	1,777
HSBC HOLDINGS	PLC 6.500% 09/15/2037	2,795,963	2,496
IMPERIAL TOBACCO FINANCE	3.750% 07/21/2022 144A	1,007,567	967
IMPERIAL TOBACCO FINANCE	4.250% 07/21/2025 144A	4,648,924	4,403
JPMORGAN CHASE & CO	3.797% VAR 07/23/2024	2,080,159	2,079
JPMORGAN CHASE & CO	3.875% 09/10/2024	886,654	838
JPMORGAN CHASE & CO	4.250% 10/01/2027	1,841,145	1,748
KINDER MORG ERY	PT 4.150% 02/2024	674,125	645
KINDER MORGAN ENERGY	5.000% 03/01/2043	1,141,942	1,022
KINDER MORGAN INC	DEL 5.550% 06/01/2045	2,107,002	1,983
KINDER MORGAN	MTN 6.500% 09/01/2039	1,858,811	1,681
LLOYDS BANK	PLC 4.500% 11/04/2024	1,516,219	1,395
LLOYDS BANK	PLC 4.650% 03/2024/2026	1,449,503	1,317
LLOYDS BANKING GROUP	PLC 4.050% 08/16/2023	1,074,656	1,062
LLOYDS BANKING GROUP	PLC 4.582% 12/10/2025	507,050	474
MAY DEPT	6.700% 07/15/2034	873,956	838
MYRIAD	INT 4.850% 07/06/27 144A	1,250,564	1,149
MYRIAD	INT 5.500% 07/21/2025 144A	3,126,250	2,919
MYRIAD	INT HLDGS 6.000% 07/2020 144A	1,368,794	1,309
NEWS AMER INC	6.150% 02/15/2041	391,624	367
NORDSTROM INC	6.950% 03/15/2028	141,676	138
PEMEX	6.350% 02/12/2048	1,897,200	1,547
PEMEX	6.875% 08/04/2026	963,688	826
PEMEX	PRO FDG 6.625% 06/15/2035	1,522,385	1,244
PETROBRAS GLOBA	5.999% 01/27/2028	2,205,700	2,165
PETROLEOS MEXCNS	6.750% 09/21/2047	544,375	537
PETROLEOS MEXICA	6.500% 03/13/2027	2,473,820	2,162
PETROLEOS MEXN	6.375% 01/23/2045	1,256,688	1,006
PROVIDENT COMPA	7.250% 03/15/2028	307,602	288
REED ELSEVIE	3.125% 10/2022	1,249,459	1,217
REED ELSEVIER	C 8.625% 01/15/2019	291,537	275
RELX CAPITAL INC	3.500% 03/16/2023	796,624	794
RIO OIL FIN	TR 8.200% 04/06/2028 144A	1,200,000	1,257
RIO OIL FIN	TR STEP 07/06/2024 144A	3,067,515	3,016
RIO OIL FIN	TR VAR 01/06/2027 144A	1,935,758	1,961
ROYAL BK	SC 6.000% 12/19/2023	1,211,564	1,113
ROYAL BK SCOTLND GRP	PLC(UNGTD 6.120% 12/15/2022	4,578,145	4,307
TELECOM ITALI	7.200% 07/18/2036	528,063	406
TELECOM ITALI	7.721% 06/204/2038	1,598,688	1,266
TELECOM ITALIA	CAP 7.175% 06/2019	1,936,781	1,838
TELECOM ITALIA	SPA NEW 5.300% 05/30/2024 144A	1,781,794	1,686
TIME WARNER CAB	8.750% 02/14/2019	357,186	337
TIME WARNER CAB INC	4.000% 09/01/2021	782,754	755

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

TIME WARNER CABLE	5.000% 02/01/2020	83,489	$81
TIME WARNER CABLE	7.300% 07/01/2038	1,002,771	868
TRANSCANADA TRUST	5.300% VAR 03/15/2077	2,461,513	2,072
TRANSCANADA TRUST	5.625% VAR 05/20/2075	1,526,125	1,307
TRANSCANADA TRUST	5.875% VAR 08/15/2076	487,125	423
TURLOCK CORP	2.750% 11/02/2022	651,901	632
ULTRAPAR INTL	5.250% 10/01/2026 144A	712,754	680
UNION PAC	07-3 6.176% 01/02/2031	298,564	285
UNION PAC	6 TR 5.866% 07/02/2030	357,547	344
UNITED TECHNOLOGIES CORP	3.500% 08/16/2021	374,543	374
UNITED TECHNOLOGIES CORP	3.650% 08/16/2023	1,349,879	1,345
UNUM CORP	6.750% 12/15/2028	91,832	87
UNUM CORP	MTN 7.190% 02/01/2028	132,229	128
VERIZON COMMUNICATIONS INC	4.270% 01/15/2036	3,448,978	3,248
VERIZON COMMUNICATIONS INC	5.012% 04/15/2049	3,399,837	3,293
WELLS FARGO & CO	MTN 4.300% 07/2027	2,741,064	2,584
WELLS FARGO	3ML 65 12/2019	908,395	902
WELLS FARGO	BK 2.150% 12/06/2019	1,747,301	1,734
WELLS FARGO	BK 3.550% 08/14/2023	2,125,854	2,117
WELLS FARGO CO	NEW MTN SR NTS 4.100% 06/03/2026	676,323	659
XEROX CORP	4.500% 05/15/2021	1,517,796	1,483
XEROX CORP	5.625% 12/15/2019	699,316	670
ZOETIS INC	3.250% 02/01/2023	1,064,917	1,057
ZOETIS INC	3.450% 11/13/2020	460,626	451
ZOETIS INC	4.500% 11/13/2025	844,664	794

TOTAL CORPORATE BONDS			177,500

MORTGAGES
AMERICAN EXPRESS CR ACCT	MS TR 2017-3 A 1.770% 11/1	1,090,536	1,084
FHLG	15YR 5.000% 08/2023#J08788	190,154	188
FHLG	15YR 5.500% 10/2020 #G12339	17,118	17
FHLG	15YR 6.000% 11/2023 #G13338	22,523	22
FHLG	15YR 6.000% 02/2022 #G12758	17,952	18
FHLG	15YR 6.000% 03/2023 #G13346	20,474	20
FHLG	15YR 6.000% 08/2021 #G12277	7,843	8
FHLG	20YR 3.500% 10/2035#C91853	1,296,213	1,265
FHLG	20YR 4.000% 11/01/2035#C91857	864,054	841
FHLG	30YR 4.500% 02/2045#G60034	1,003,695	983
FHLG	30YR 4.500% 03/2047#G61080	7,263,680	7,089
FHLG	30YR 4.500% 03/2047#V83108	2,054,795	2,001
FHLG	30YR 4.500% 04/2047#G08759	1,593,101	1,553
FHLG	30YR 4.500% 04/2047#V83156	2,429,644	2,368
FHLG	30YR 4.500% 05/2048#G08818	7,846,953	7,880
FHLG	30YR 4.500% 06/2047#G08768	2,983,712	2,908
FHLG	30YR 4.500% 06/2047#Q48869	2,082,627	2,030
FHLG	30YR 4.500% 09/2041#G07568	1,223,918	1,200
FHLG	30YR 4.500% 11/2043#G07596	684,726	663
FHLG	5.500% 01/2035 #G01749	36,548	35
FHLG	5.500% 01/2040 #G07074	889,273	863
FHLG	5.500% 03/2034 #G01665	84,348	81
FHLG	5.500% 07/2035 #G05862	56,505	54
FHLG	6.000% 01/2038 #G06238	47,087	46
FHLG	6.000% 01/2039 #G06932	556,699	547
FHLG	6.000% 02/2035 #G01777	1,173,037	1,166
FHLG	6.000% 02/2039 #G06570	64,377	64
FHLG	6.000% 06/2038 #H09203	6,926	7
FHLG	6.500% 10/2026 #G30305	21,119	21
FHLG	6.500% 12/2032 #G01767	28,601	28

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

FHLG	6.500% 03/2038 #G04378	54,031	$55
FHLG	6.500% 09/2037 #H09070	3,511	4
FHLG	7.000% 11/2038 #G05603	13,290	14
FHLM ARM	0.000% 01/2045#849625	695,419	685
FHLM ARM	0.000% 05/2044#2B2591	451,858	447
FHLM ARM	0.000% 05/2045#840402	2,463,698	2,424
FHLM ARM	0.000% 07/2038#1Q1400	240,495	239
FHLM ARM	0.000% 08/2046#840380	962,076	946
FHLM ARM	0.000% 09/2036#782735	144,762	146
FHLM ARM	2.370% 01/2036 #1H2581	37,863	38
FHLM ARM	2.370% 02/2034 #781274	34,294	34
FHLM ARM	2.538% 01/2042#849254	334,462	332
FHLM ARM	2.600% 03/2037 #1G2667	17,742	18
FHLM ARM	2.740% 04/2036 #847671	21,768	22
FHLM ARM	2.896% 02/2045#2B3797	616,830	607
FHLM ARM	3.326% 09/2033 #1B1150	42,239	42
FHLM ARM	4.910% 04/2038 #1Q0557	32,777	32
FHLM ARM	4.930% 06/2038 #1Q0556	25,339	25
FHLM ARM	5.090% 04/2038 #1Q0558	47,046	46
FHLM ARM	5.230% 02/2038 #1Q0479	34,354	34
FHLM ARM	5.310% 07/2037 #1G2080	37,697	38
FHLM ARM	5.430% 10/2038 #848349	24,081	24
FHMS	2016-K055 X1 VAR 03/2026	53,974	56
FHMS	2017-K065 X1 CSTR 04/2027	124,749	128
FHMS	2017-K067 X1 CSTR 07/2027	253,331	258
FHMS	K056 X1 CSTR 05/2026	21,456	22
FHMS	K057 X1 CSTR 07/2026	715,079	741
FHMS	K066 X1 CSTR 06/2027	120,858	123
FHR	2013-4283 EW VAR 12/2043	615,188	610
FHR	2014-4319 MA VAR 03/2044	1,261,600	1,251
FHR	3312 AB 6.500% 06/2032	25,690	25
FNMA	15YR 3.500% 09/28#AL5931	459,038	451
FNMA	15YR 3.500% 09/2031#AL9063	1,471,766	1,446
FNMA	15YR 3.500% 12/01/29#AL7205	661,549	651
FNMA	15YR 4.500% 09/28#AL4147	320,249	313
FNMA	15YR 5.000% #AL2439	182,405	179
FNMA	15YR 5.500% 01/2022 #888262	9,336	9
FNMA	15YR 5.500% 01/2024 #AD0284	20,628	20
FNMA	15YR 5.500% 01/2025 #AE0875	62,104	61
FNMA	15YR 5.500% 10/2023 #995405	77,848	77
FNMA	15YR 5.500% 10/2024 #AE0380	68,004	67
FNMA	15YR 5.500% 10/2024 #AE0382	49,519	49
FNMA	15YR 5.500% 12/2024 #AE0381	272,906	268
FNMA	15YR 5.500% 03/2024 #995597	16,962	17
FNMA	15YR 5.500% 05/2024 #AE0620	47,943	47
FNMA	15YR 5.500% 08/2024 #AE0379	15,804	16
FNMA	15YR 6.000% 12/2019 #735523	338	—
FNMA	15YR 6.000% 12/2020 #745238	980	1
FNMA	15YR 6.000% 12/2021 #888136	20,146	20
FNMA	15YR 6.000% 02/2019 #725271	3	—
FNMA	15YR 6.000% 03/2022 #888291	39,821	39
FNMA	15YR 6.000% 03/2023 #889390	39,893	39
FNMA	15YR 6.000% 04/2022 #888365	14,216	14
FNMA	15YR 6.000% 08/2022 #888631	29,226	29
FNMA	15YR 6.000% 09/2021 #936482	10,906	11
FNMA	20YR 3.500% 03/2037#AS9299	938,316	916
FNMA	20YR 3.500% 04/2037#MA2962	1,965,591	1,919
FNMA	20YR 4.000% 01/2035#MA2141	1,581,016	1,543
FNMA	20YR 4.000% 03/2034#MA1814	1,795,561	1,754

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

FNMA	20YR 4.000% 06/2034 #AS2666	235,370	$230
FNMA	20YR 4.000% 07/2035#MA2366	995,568	972
FNMA	20YR 4.000% 09/2034 #MA2055	1,376,217	1,345
FNMA	20YR 4.000% 11/01/2030 #AB1763	316,241	310
FNMA	20YR 4.500% 10/2033 #AL4165	2,644,146	2,574
FNMA	20YRS 4.000% 09/2031 #MA3894	626,932	614
FNMA	30YR 4.000% 02/2047#BM3386	3,901,889	3,876
FNMA	30YR 4.000% 03/2048#BK1955	3,666,400	3,660
FNMA	30YR 4.000% 03/2048#BK1965	20,577,567	20,586
FNMA	30YR 4.000% 10/2045#AZ4765	8,016,560	7,887
FNMA	30YR 4.298% 07/2021#AL6137	191,750	189
FNMA	30YR 4.500% 01/2043#BM1357	1,258,795	1,229
FNMA	30YR 4.500% 02/2041#BF0199	6,012,942	5,935
FNMA	30YR 4.500% 02/2046#AL9128	307,366	300
FNMA	30YR 4.500% 02/2046#AL9781	1,412,783	1,380
FNMA	30YR 4.500% 05/2048#BJ2763	2,631,342	2,634
FNMA	30YR 4.500% 06/2044#AL5441	754,584	732
FNMA	30YR 4.500% 06/2048#BJ9262	4,041,110	4,020
FNMA	30YR 4.500% 06/2048#CA1909	3,188,548	3,229
FNMA	30YR 4.500% 06/2048#MA3385	4,599,220	4,648
FNMA	30YR 4.500% 07/2042#AL5749	953,428	930
FNMA	30YR 4.500% 07/2046#AL8816	1,395,635	1,364
FNMA	30YR 4.500% 09/2042#AL7306	1,387,189	1,348
FNMA	30YR 4.500% 09/2042#AL9407	416,613	407
FNMA	30YR 4.500% 09/2045#AL7384	743,513	720
FNMA	30YR 6.000% 03/2036 #888956	94,351	92
FNMA	5.500% 12/2039 #AD0494	26,724	26
FNMA	5.500% 02/2033 #677709	64,826	63
FNMA	5.500% 02/2034 #725206	20,406	20
FNMA	5.500% 04/2037 #AD0249	175,911	170
FNMA	5.500% 06/2036 #AD0663	134,585	130
FNMA	5.500% 07/2035 #AD0931	44,130	43
FNMA	5.500% 09/2036 #995575	23,010	22
FNMA	5.500% 09/2036 #995788	364,863	353
FNMA	5.500% 09/2038 #AD0198	140,531	136
FNMA	5.500% 09/2039 #AD0650	23,509	23
FNMA	6.000% 03/2033 #555285	60,380	59
FNMA	6.000% 03/2034 #725228	228,748	223
FNMA	6.000% 03/2034 #725330	306,264	300
FNMA	6.000% 04/2034 #745942	40,648	40
FNMA	6.000% 05/2036 #995212	99,797	98
FNMA	6.000% 06/2035 #745398	33,454	33
FNMA	6.000% 08/2037 #995487	29,798	29
FNMA	6.500% 01/2039 #AE0442	98,168	98
FNMA	6.500% 11/2037 #888891	32,785	32
FNMA	6.500% 12/2032 #735415	135,100	132
FNMA	6.500% 12/2038 #995694	17,520	18
FNMA	6.500% 02/2038 #310048	17,770	18
FNMA	6.500% 09/2038 #AE0012	103,793	102
FNMA	7.000% 11/2037 #256985	29,008	28
FNMA	7.000% 12/2037 #889886	44,047	45
FNMA	ARM 0.000% 02/2044#AL4831	735,681	729
FNMA	ARM 0.000% 05/2044#AW4688	510,475	503
FNMA	ARM 0.000% 10/2047#BH9347	1,614,954	1,594
FNMA	ARM 2.200% 08/2035 #832257	29,717	29
FNMA	ARM 2.409% 11/2046#AL9535	1,861,570	1,828
FNMA	ARM 2.530% 01/2036 #745303	30,442	30
FNMA	ARM 2.569% 04/2044#AL5129	780,210	774
FNMA	ARM 2.719% 10/2044#AL5968	1,532,719	1,512

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

FNMA	ARM 2.764% 12/2044#AX2197	468,876	$463
FNMA	ARM 2.907% 09/2044#AT7040	128,686	127
FNMA	ARM 2.979% 02/2037 #907860	32,135	32
FNMA	ARM 2.987% 02/2044#AL4980	400,258	395
FNMA	ARM 3.331% 03/2048#BM3572	4,326,159	4,308
FNMA	ARM 4.059% 04/2042#AO0810	569,075	564
FNMA	ARM 4.830% 08/2035 #735869	19,889	20
FNMA	ARM 5.125% 10/2038 #AL1043	47,269	47
FNMA	ARM 5.289% 10/2038 #995005	21,384	21
FNMA	ARM 5.790% 11/2037 #AL0144	4,762	5
FNMA	ARM12ML+1.565% 03/2043#AR6900	792,818	780
FNR	13-118 FB 1193476+0.520% 12/	603,115	602
FNR	2007-47 PE 5.000% 05/2037	273,087	273
FNR	2008-24 GD 6.500% 03/2037	7,111	7
FNR	2009-40 TB 6.000% 06/2039	28,262	29
FNR	2009-53 QM 5.500% 05/2039	6,918	7
FNR	2010-123 WT 7.000% 11/2040	309,441	309
FNR	2010-136 BA 3.500% 12/2030	2,101,939	2,060
FNW	2003-W2 1A2 7.000% 07/2042	72,742	70
FNW	2004-W2 5A 7.500% 03/2044	38,174	38
FNW	2004-W8 3A 7.500% 06/2044	30,249	29
FNW	2005-W1 1A3 7.000% 10/2044	58,542	58
FNW	2007-W10 1A CSTR 08/2047	87,282	87
FNW	2007-W10 2A CSTR 08/2047	26,611	27
GNR	17-H17 FQ 1193512 0.270% 09/	2,477,309	2,484
GNR	18-H01 FN 12ML 15 12/67	2,683,542	2,684
GNR	18-H05 FE 12ML 7 02/68	3,686,742	3,672
GNR	2018-H02 FM 12ML 10 02/68	2,363,105	2,351
VENDE	1997-2 Z 7.500% 06/2027	65,762	62

TOTAL MORTGAGES			156,534

U.S. GOVERNMENT SECURITIES
CA ST	6.200% 10/01/2019	208,991	200
CA ST	7.300% 10/01/2039	1,059,221	975
CA ST	7.550% 04/01/2039	2,105,789	1,970
CA ST	7.625% 03/01/2040	1,228,093	1,118
FED DEPT ST	6.900% 04/01/2029	817,819	835
IL ST	5.000% 11/01/2021	743,211	732
IL ST	5.877% 03/01/2019	747,591	728
IL ST	TAXMUNI 5.100% 06/01/2033	2,325,557	2,264
NJ TPK	7.102% 01/01/2041	1,598,505	1,462
NJ TPK	SER F 7.414% 01/01/2040	578,820	528
UST NOTES	1.375% 09/30/2019	6,538,067	6,534
UST NOTES	1.750% 11/30/2019	9,934,375	9,921
UST NOTES	2.000% 01/31/2020	18,190,003	18,131
UST NOTES	2.750% 08/31/2025	4,183,529	4,293
UST NOTES	2.875% 10/31/2020	12,015,000	12,073
UST NOTES	3.000% 10/31/2025	4,193,755	4,315

TOTAL U.S. GOVERNMENT SECURITIES			66,079

ASSET-BACKED SECURITIES
SLC STUDENT LN TR	3ML 02/15/2045	11,924,171	11,979
SLM STUDENT LN TR	3ML 07/25/2040	8,158,566	8,008
SLM STUDENT LN TR	3ML 10/25/2040	2,267,708	2,249
SBAP	2005-20E 1 4.840% 05/2025	14,962	15
SBAP	2005-20G 1 4.750% 07/2025	17,008	17
SBAP	2005-20I 1 4.760% 09/2025	21,321	21

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2018
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

SBAP	2006-20A 1 5.210% 01/2026	19,622	$19
SBAP	2006-20C 1 5.570% 03/2026	27,892	28
SBAP	2006-20G 1 6.070% 07/2026	49,354	49
SBAP	2007-20A 1 5.320% 01/2027	33,864	33
SBAP	2007-20C 1 5.230% 03/2027	53,639	53
SBAP	2007-20G 1 5.820% 07/2027	37,432	37
SBAP	2007-20D 1 5.320% 04/2027	54,175	51

TOTAL ASSET-BACKED SECURITIES			22,559

CASH EQUIVALENTS
STATE STREET BANK & TRUST CO	SHORT TERM INVESTMENT FUND	6,339,810	6,340

RECEIVABLES			3,783

LIABILITIES			(1,849)

TOTAL SEPARATE ACCOUNT			435,223

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS		16,824,669

PARTICIPANT LOANS	INTEREST RATES RANGING FROM 2.23% TO 9.50%		113,659

TOTAL INVESTMENTS PER FORM 5500			$16,938,328

Column (d) cost was omitted as all investments are participant-directed.

* Party-in-interest as defined by ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated June 24, 2019.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 27, 2019	/s/ Christopher A. Butner
Chevron Corporation, Plan Administrator
By: Christopher A. Butner Assistant Secretary Chevron Corporation